UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

ESCALADE, INCORPORATED

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

296056-10-4

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13G

CUSIP No. 296056-10-4	Page 2 of 5 Pages

1

NAME OF REPORTING PERSON

S.S. or I.R.S. Identification No. of Above Person

Estate of Andrew Guagenti and Charmenz Guagenti filing together and as a group, but each disclaiming any rights in the holdings of the other.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,007,843
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,007,843
	8	SHARED DISPOSITIVE POWER -0-
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Charmenz Guagenti owns 29,287 shares in her directed IRA, or as Trustee or as beneficiary. Mrs. Guagenti is also the beneficial owner of 978,556 shares held by a partnership for which she is a managing partner. Mrs. Guagenti owns 372,830 of those shares by virtue of her partnership interests therein and the estate of Mr. Guagenti owns 486,342 of those shares by virtue of its partnership interests therein.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* None.
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

Charmenz Guagenti, individually and as Trustee and as beneficiary, owns .20% of the common stock of the Issuer. The partnership in which she and the estate of Mr. Guagenti have an interest owns 6.81% of the common stock of the Issuer. Together they own an aggregate of 7.01% of the common stock of the Issuer.

12	TYPE OF REPORTING PERSON* IN

13G

CUSIP No. 296056-10-4	Page 3 of 5 Pages

ITEM 1

(a)	NAME OF ISSUER: Escalade, Incorporated

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

817 Maxwell Avenue
Evansville, IN 47711

ITEM 2

(a)	NAME OF PERSON FILING: Estate of Andrew Guagenti and Charmenz Guagenti

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

2641 N. Cullen Avenue

Evansville, IN 47715

(c)	CITIZENSHIP: All reporting persons on this Schedule 13G are American citizens.

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)	CUSIP NUMBER: 296056-10-4

ITEM 3

This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b). This statement is filed pursuant to Rule 13d-1(c) ☑ ..

ITEM 4

OWNERSHIP

(a)	AMOUNT BENEFICIALLY OWNED:

Charmenz Guagenti owns 29,287 shares in her directed IRA, or as Trustee or as beneficiary. Mrs. Guagenti is also the beneficial owner of 978,556 shares held by a partnership for which she is a managing partner. Mrs. Guagenti owns 372,830 of those shares by virtue of her partnership interests therein and the estate of Mr. Guagenti owns 486,342 of those shares by virtue of its partnership interests therein.

13G

CUSIP No. 296056-10-4	Page 4 of 5 Pages

(b)	PERCENT OF CLASS:

Charmenz Guagenti, individually and as Trustee and as beneficiary, owns .20% of the common stock of the Issuer. The partnership in which she and the estate of Mr. Guagenti have an interest owns 6.81% of the common stock of the Issuer. Together they own an aggregate of 7.01% of the common stock of the Issuer.

(c)	(i)	SOLE VOTING POWER: 1,007,843

(ii)	SHARED VOTING POWER: -0-

(iii)	SOLE DISPOSITIVE POWER: 1,007,843

(iv)	SHARED DISPOSITIVE POWER: -0-

ITEM 5

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY

WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE

PARENT HOLDING COMPANY:

Not Applicable

ITEM 8

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

13G

CUSIP No. 296056-10-4	Page 5 of 5 Pages

ITEM 9

NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10

CERTIFICATION

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

/s/ CHARMENZ GUAGENTI, EXECUTOR
ANDREW GUAGENTI, ESTATE OF
/s/ CHARMENZ GUAGENTI
CHARMENZ GUAGENTI